SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 19, 2019

Confidential

Ms. Celeste M. Murphy, Assistant Director

Mr. Robert S. Littlepage, Accounting Branch Chief

Mr. Paul Fischer, Staff Attorney

Ms. Claire DeLabar, Staff Accountant

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	GSX Techedu Inc. (CIK No. 0001768259)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on March 19, 2019

Dear Ms. Murphy, Mr. Littlepage, Mr. Fischer and Ms. DeLabar:

On behalf of our client, GSX Techedu Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 12, 2019, on the Company’s draft registration statement on Form F-1 confidentially submitted on March 19, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

April 19, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its unaudited condensed consolidated quarterly results of operations for the eight quarters from the quarter ended March 31, 2017 to the quarter ended December 31, 2018, and (ii) included other information and data to reflect recent developments.

Comments in Letter Dated April 12, 2019

Corporate History and Structure, page 4

1.

Please revise your organization chart on page 4 to reflect the post-offering ownership structure of the company, including the percentage ownership of Messrs. Chen and Luo and public shareholders following completion of the offering.

In response to the Staff’s comment, the Company has revised pages 4, 5, 58 and 59 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company will fill in the shareholding percentage numbers once the offering structure has been determined, and that Mr. Bin Luo, who is not a director or executive officer of the Company, will hold less than 5% of the total outstanding share capital of the Company immediately after the completion of this offering. Therefore, the Company has not added the shareholding percentage of Mr. Bin Luo.

Equity Interest Pledge Agreement, page 58

2.

We note that you have not yet registered the Equity Interest Pledge Agreement. Please revise to specify the time frame within which the Equity Pledge Agreement will be registered with the State Administration for Market Regulation.

In response to the Staff’s comment, the Company has revised page 60 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

April 19, 2019

Year Ended December 31, 2018 compared to year ended December 31, 2017

Net revenues, page 67

3.

Please expand the discussion of changes in net revenues from period to period to include the impact of changes in price per course separately from changes due to the volume of courses based on GAAP revenue amounts in addition to the discussion using Non-GAAP measures of gross billings and paid course enrollments.

In response to the Staff’s comment, the Company has revised pages 65 and 70 of the Revised Draft Registration Statement to disclose the primary reasons resulting in the changes in net revenue from period to period, which include an increase in paid course enrollments and an increase in tuition fees. The Company respectfully advises the Staff that the Company does not consider the number of courses offered to be a key operating driver of its net revenues growth.

Critical Accounting Policies

Fair Value of Ordinary Shares, page 75

4.

We note on page II-2 that there were stock issuance at a “nominal price” in March 2019. Please expand the MD&A disclosure to detail the changes in fair value of your ordinary shares for issuances in 2017, 2018 and 2019, addressing any stock compensations issues.

The Company respectfully clarifies to the Staff that the ordinary shares issued to Origin Beyond Limited and Irefresh Future Limited at a “nominal price” in March 2019 resulted from the exercise of options previously granted to employees in previous years. As disclosed on page 135 of the Revised Draft Registration Statement, Origin Beyond Limited and Irefresh Future Limited are BVI companies ultimately owned by a trust whose participants and beneficiaries are the Company’s employees. The Company has clarified the above on page II-2 of the Revised Draft Registration Statement. Additionally, the Company confirms that the share-based compensation related to the options originally granted to the employees was recorded by the Company in its historical consolidated financial statements during the period in which the relevant employees were required to provide the services.

In response to the Staff’s comment, the Company proposes to supplement “Critical Accounting Policies” with the following, if the Staff has no additional comment on the proposed disclosure below:

U.S. Securities and Exchange Commission

April 19, 2019

“The fair value of our ordinary shares increased from RMB2.9 per share as of June 30, 2017 to RMB4.8 per share as of June 30, 2018. The increase was attributable to (i) organic growth of our current online live large-classes business model and (ii) decrease in DLOM from 25% to 20% and discount rate from 20% to 18.5% as we progressed from earlier stage to later stage of business development.

The fair value of our ordinary shares increased from RMB4.8 per share as of June 30, 2018 to RMB12.6 per share as of September 30, 2018, and further to RMB12.7 per share as of December 31, 2018. The increases were primarily attributable to our successful completion of the transition of our business model to our current online live large-classes business model. As a result, we experienced rapid growth in student enrollment and started recording operating profit in the third quarter of 2018. This operation milestone increased our confidence and decreased market participants’ perceived risks in our current business model. Therefore, we adjusted our financial forecast upwards and lowered discount rate from 18.5% to 18% when valuing our ordinary shares as of September 30, 2018 and December 31, 2018.

The fair value of our ordinary shares increased from RMB12.7 per share to RMB72.1 per share from December 31, 2018 to March 31, 2019. The increase in fair value of ordinary share was attributable to the following factors:

•

Despite the fact that the first quarter of the calendar year is traditionally a relatively slow season for our industry, our unaudited preliminary operating profit in the first quarter of 2019 was significantly higher than our operating profit for the whole year of 2018. A key driver of profit margin is the cost and expense savings we achieved by virtue of our scalability, greater efficiency and improved negotiation position.

•

We made significant progress in our IPO plan and made our first submission of our registration statement in March 2019. As preferred shares will be converted into ordinary shares upon the completion of our IPO, the increase in estimated IPO probability resulted in a greater portion of our equity interest being allocated to ordinary shares.

•	Global capital markets sentiment generally improved in the first quarter of 2019.

•	The New York Stock Exchange Composite Index, the Nasdaq Composite Index, the Nasdaq China US Internet Tiger Index and the Shanghai Stock Exchange A Share Index, increased by

U.S. Securities and Exchange Commission

April 19, 2019

12%, 16%, 23% and 24%, respectively, from December 31, 2018 to March 31, 2019. The stock price of large U.S.-listed education companies based in China also generally increased significantly between December 31, 2018 and March 31, 2019.

•

In February 2019, the U.S. government announced the delay in the imposition of certain tariffs on goods from China, citing progress in U.S. and China trade negotiation, which we believe eased consumers’ and investors’ concerns on the impact of U.S. and China trade war on the global economy and capital markets. Therefore, with greater confidence in China economic outlook, we also adjusted our financial forecast upward and lowered discount rate used in valuation as of March 31, 2019. Furthermore, in March 2019, the Chinese government announced an array of cost cutting measures to ease burdens on businesses. The stimulus plan boosted business sectors’ and consumers’ confidence in China economic outlooks. In addition, in March 2019, the U.S. Federal Open Market Committee, or FOMC, decided to hold interest rate steady.

In light of the abovementioned factors, we adjusted the following when preparing valuation as of March 31, 2019:

•

As our financial performance in the first quarter of 2019 exceeded our previous projection, we revised our long-term financial projection, primarily our profit projection, upward. The improvement in our profit projection translates into more available resources that we could allocate towards sales and marketing activities, as well as other initiatives in the future that will drive our long-term revenue growth. The change in financial forecast accounted for approximately 64% of the increase in the fair value of ordinary shares.

•

We lowered small size risk premium, a component of our discount rate, by approximate 2% to reflect the growth of our business. We also lowered unsystematic size premium, another component of our discount rate, by 2% to reflect the fact we sustained our profitable track record and reduced market participants’ perceived risks in our current business model. Our overall discount rate was lowered from 18% as of December 31, 2018 to 14% as of March 31, 2019. The change in discount rate accounted for approximately 27% of the increase in the fair value of ordinary shares.

•	We lowered DLOM from 15% to 8% and increased estimated IPO probabilities from 80% to 85% from December 31, 2018 to March 31,

U.S. Securities and Exchange Commission

April 19, 2019

2019. The change in DLOM and estimated IPO probabilities accounted for approximately 9% of the increase in the fair value of ordinary shares.”

Regulation, page 102

5.

Please revise this section to state specifically how the regulation discussed apply to your company, and the extent to which you are in compliance with each regulation. For example, please discuss with more specificity the impact that the March 15, 2019 Foreign Investment Law is likely to have on the company and its operations. Likewise, please discuss with greater specificity the likely impact of The Law for Promoting Private Education and Its Implementing Rules, as well as the Regulation Related to After-School Tutoring, will have on the company and its operations. Please note that these are examples only.

In response to the Staff’s comment, the Company has revised pages 108 to 120, 123, 124, 126 and 127 of the Revised Draft Registration Statement.

Regulation Related to Internet Information Security and Privacy Protection, page 108

6.	Please revise to discuss the anticipated effect of the Regulation on the Internet Security Supervision and Inspection by Public Security Organs, effective November 1, 2018.

In response to the Staff’s comment, the Company has revised pages 117 and 118 of the Revised Draft Registration Statement.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-13

7.

We note on page 94 that you provide both a base salary and performance-based bonuses for tutors determined by student retention and exercise completion. Please include an accounting policy for accrual of tutor compensation to address both types of compensation, if material.

In response to the Staff’s comment, the Company has revised page F-21 of the Revised Draft Registration Statement.

General

8.	We note references to third-party market data within your prospectus, including, for example, a reference to Frost & Sullivan at

U.S. Securities and Exchange Commission

April 19, 2019

page 1 and elsewhere. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

In response to the Staff’s comment, the Company has provided the Staff supplementally, under separate cover, a copy of the relevant pages of the Frost & Sullivan report, with specific language in the report that supports the statements in the prospectus marked for the Staff’s reference.

9.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

In response to the Staff’s comment, the Company has provided the Staff supplementally, under separate cover, a copy of the written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) that had been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf. The Company undertakes that if any additional written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will also provide the Staff with a copy of such written communication on a supplemental basis.

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Lili Shan, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7256 or via e-mail at llshan@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Larry Xiangdong Chen, Chief Executive Officer, GSX Techedu Inc.

Nan Shen, Chief Financial Officer, GSX Techedu Inc.

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Weiheng Chen, Esq., Partner, Wilson Sonsini Goodrich & Rosati